EXECUTION COPY

INVESTMENT NUMBER 24100

C Loan Agreement

between

CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND
GEOLOGICAL COMPANY"

and

INTERNATIONAL FINANCE CORPORATION

Dated December 1, 2005

TABLE OF CONTENTS

Article or Section	Item	Page No.

- ii -

C LOAN AGREEMENT

AGREEMENT, dated December 1, 2005, between:

(1)	CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND GEOLOGICAL COMPANY", a closed joint-stock company organized and existing under the laws of the Russian Federation (the "Borrower"); and

(2)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries including the Russian Federation ("IFC").

WHEREAS:

(A)

By a Common Terms Agreement (the "Common Terms Agreement") dated as of December 1, 2005 entered into among the Obligors (as defined therein), the Finance Parties (as defined therein) and IFC, the parties have agreed terms, conditions, rights and obligations that apply to the Senior Loans, as defined therein;

(B)	This Agreement sets forth the additional terms, conditions, rights and obligations that apply to the C Loan (as defined below); and

(C)	The obligations of the Borrower with respect to the C Loan are subject to certain subordination provisions set out in Clause 16 of the Common Terms Agreement.

NOW THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

Definitions and Interpretation

     Section 1.01. Definitions. Wherever used in this Agreement, unless the context otherwise requires or unless the terms have been otherwise defined herein, terms defined in the Common Terms Agreement shall have the same meanings herein.

     Section 1.02. Additional Definitions. In addition, unless the context otherwise requires, the following terms shall have the meanings opposite them:

"Annual Monitoring Report"	the report to be submitted to IFC pursuant to Section 5.03(c) of this Agreement;

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"C Loan"	the loan specified in Section 2.01(The Loan) or, as the context requires, its principal amount from time to time outstanding;

"C Loan Disbursement"	any disbursement of the C Loan;

"C Loan Interest Determination Date"	except as provided in Section 2.03(d)(ii), the second Business Day before the beginning of each Interest Period;

"C Loan Interest Payment Date"	the interest payment date of the C Loan as set out in Section 2.03(b);

"C Loan Interest Rate"	for any Interest Period, the rate at which interest is payable on the C Loan during that Interest Period, determined in accordance with Section 2.03 (Interest);

"C Loan Mandatory Costs Certificate"	a certificate provided from time to time by IFC, certifying:

(i)	the circumstances giving rise to the C Loan Mandatory Costs Rate;

(ii)	that the costs of IFC have increased;

(iii)	that, IFC has exercised reasonable efforts to minimize or eliminate the relevant increase or reduction, as the case may be; and

(iv)	the amount of C Loan Mandatory Costs Rate;

"C Loan Mandatory Costs Rate"

the amount certified in a C Loan Mandatory Costs Certificate to be the net incremental costs of, or reduction in return to, IFC in connection with the making or maintaining of the C Loan that result from:

(i)	any change in any applicable law or regulation or directive (whether or not having force of law) or in its interpretation or application by any Authority charged with its administration; or

(ii)	compliance with any request from, or requirement of, any central bank or other monetary or other Authority;

which, in either case, after the date of this Agreement:

(A)	imposes, modifies or makes applicable any reserve, special deposit or similar requirements against assets held by, or deposits with or for the account of, or loans made by, IFC;

(B)	imposes a cost on IFC as a result of IFC having made the C Loan or reduces the rate of return on the overall capital of IFC that it would have achieved, had IFC not made the C Loan;

(C)

changes the basis of taxation on payments received by IFC in respect of the C Loan (otherwise than by a change in taxation of the overall net income of IFC imposed by the jurisdiction of its incorporation or in any political subdivision of any such jurisdiction); or

(D)	imposes on IFC any other condition regarding the making or maintaining of the C Loan.

"Continuation Notice"	is the notice of continuation and certificate duly executed by an Authorized Representative of the Borrower, substantially in the Agreed Form.

"Country"	the Russian Federation;

"Environmental and Social Action Plan "

the Environmental and Social Action Plan dated October, 2005, attached to the Mine ESIA, which includes a number of detailed management plans and defined activities designed to mitigate and/or offset environmental and social impacts caused by the project as outlined in the ESIA, to be updated from time to time with the prior written consent of the Lenders,

"Interest Period"	(i)

initially, the period from the date the C Loan is disbursed to the date which numerically corresponds to the date one (1), three (3) or six (6) months thereafter (or such other date as agreed between IFC and the Borrower) as the Borrower may irrevocably select in the Disbursement request delivered pursuant to Section 2.02(a) (C Loan Disbursement Procedure); and

(ii)

thereafter, each period from the last day of the immediately preceding Interest Period applicable to the C Loan to the day which numerically corresponds to such date one (1), three (3) or six (6) months thereafter (or such other date as may be agreed between IFC and the Borrower) as the Borrower may irrevocably select in the relevant Continuation Notice delivered pursuant to Section 2.04 (Continuation Elections);

provided that:

(iii)

in the absence of the timely selection of an Interest Period for the C Loan, the Borrower shall be deemed to have selected that the C Loan be continued as a Loan of the same type for an Interest Period of one (1) month or such other duration as shall be required in order to comply with the other provisions of this Agreement;

(iv)

if such Interest Period for the C Loan would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next following Business Day, unless such Business Day occurs in the next following calendar month, in which case such Interest Period shall end on the immediately preceding Business Day; and,

(v)	the final Interest Period of the C Loan shall end no later than the repayment date of the C Loan;

"LIBOR"	the British Bankers' Association ("BAA") interbank offered rates for deposits in Dollars which appear on the relevant page of the Telerate Service (currently page 3750) or, if not available, on the relevant pages of any other service (such as Reuters Service or Bloomberg Financial Markets Service) that displays such BBA rates; provided that if BBA for any reason ceases (whether permanently or temporarily) to publish interbank offered rates for deposits in Dollars, "LIBOR" shall mean the rate determined pursuant to Section 2.03 (d) (Interest);

"Sponsor"	Bema Gold Corporation;

"Transaction Documents"	(a)	this Agreement;

	(b)	each Finance Document; and

	(c)	the Warrants Agreement;

"Warrants"	the warrants issued by the Sponsor to IFC pursuant to the Warrants Agreement;

"Warrants Agreement"

the agreement dated as of the date of this Agreement, whereby the Sponsor grants to IFC warrants for the purchase of its shares for an amount of twenty five million Dollars ($25,000,000), the purchase price of which may be paid by IFC by way of the assignment in whole or in part of the C Loan to the Sponsor or any Subsidiary of the Sponsor;

"World Bank"	the International Bank for Reconstruction and Development, an international organization established by Articles of Agreement among its member countries.

     Section 1.03. Financial Calculations. Section 1.6 of the Common Terms Agreement shall apply, mutatis mutandis, to this Agreement, and for the avoidance of doubt, when incorporated by reference herein, references in such Sections to "this Agreement" shall be interpreted to mean this Agreement.

     Section 1.04. Interpretation. (a) Section 1.3 of the Common Terms Agreement shall apply, mutatis mutandis, to this Agreement, and for the avoidance of doubt, when incorporated by reference herein, references in such Sections to "this Agreement" shall be interpreted to mean this Agreement.

     (b) Any provision of the Common Terms Agreement when incorporated by reference in this Agreement shall be deemed to be a provision of the Common Terms Agreement as in effect as of the date hereof, and not as the Common Terms Agreement may be amended, modified, varied or waived after the date hereof, except to the extent that IFC has consented in writing to such amendment, modification, variation or waiver.

     (c) any and all references to the Principal Facilities Agent in the Common Terms Agreement shall, in respect of provisions thereof which are cross-referenced or incorporated herein by reference, be deemed to be made, for purposes of this Agreement to IFC;

ARTICLE II

The IFC C Loan

     Section 2.01. The Loan. On the terms and subject to the conditions of this Agreement, IFC agrees to lend to the Borrower, and the Borrower agrees to borrow from IFC, the C Loan, in the amount of twenty five million Dollars ($25,000,000).

     Section 2.02. C Loan Disbursement Procedure. (a) The Borrower may request a C Loan Disbursement by delivering to IFC, at least seven (7) Business Days prior to the proposed date of the C Loan Disbursement, a C Loan Disbursement request substantially in the form of Schedule 1 and a receipt substantially in the form of Schedule 2.

     (b) Each C Loan Disbursement shall be made by IFC at a bank in New York, New York for further credit to the Borrower’s account at a bank in the Country, or any other place acceptable to IFC, all as specified by the Borrower in the relevant C Loan Disbursement request.

     (c) The first Disbursement shall be made in an amount of not less than ten million Dollars ($10,000,000).

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     Section 2.04. Continuation Elections. (a) By delivering a Continuation Notice to IFC on or before 11:00 a.m. on a Business Day, the Borrower may from time to time irrevocably elect, on not less than three (3) nor more than seven (7) Business Days' notice (counting the date on which such Continuation Notice is given) prior to the expiration of any Interest Period, that the C Loan be, upon the expiration of such Interest Period, continued as C Loan for the Interest Period specified in such Continuation Notices. The Continuation Notice shall be deemed irrevocable upon receipt by IFC.

     (b) In the absence of delivery of a Continuation Notice with respect to the C Loan at least three (3) Business Days before the last day of the then current Interest Period with respect thereto, the C Loan shall, on such last day, automatically be deemed to be continued as Loan having (subject to Section 2.05(b) (Default Rate Interest)) an Interest Period determined pursuant to the provisions of paragraph (iii) of the definition of such term.

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     Section 2.06. Repayment. The Borrower shall repay the principal of the IFC C Loan in full on June 15, 2014.

     Section 2.07. Prepayment. Following the date when all obligations owing to the Senior Lenders have been paid in full and none of the Senior Lenders have any commitment to make any Senior Loan, but only if:

(i)

the Borrower simultaneously pays all accrued interest and C Loan Mandatory Costs Rate (if any) on the amount of the Loan to be prepaid and all other amounts then due and payable under this Agreement, including the amount payable under Section 2.12 (Unwinding Costs), if the prepayment is not made on an Interest Payment Date;

(ii)	for a partial prepayment, that prepayment is an amount not less than two million Dollars ($2,000,000) and in a multiple of one million Dollars ($1,000,000); and

(iii)	if requested by IFC, the Borrower delivers to IFC, prior to the date of prepayment, evidence that all necessary Authorizations with respect to the prepayment have been obtained.

     (b) Following the repayment in full of the Senior Loans, the Borrower shall, unless otherwise notified by IFC in writing, make mandatory prepayments of the C Loan, in accordance with Clause 5.1(d)(ii) of the Common Terms Agreement, provided that the repayment shall be equal to twenty percent (20%) of the Cash Sweep Calculation Amount for the Cash Sweep Calculation Period to which such Cash Sweep Calculation Certificate Relates.

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     (b) The tender or payment of any amount payable under this Agreement (whether or not by recovery under a judgment) in any currency other than Dollars shall not novate, discharge or satisfy the obligation of the Borrower to pay in Dollars all amounts payable under this Agreement except to the extent that (and as of the date when) IFC actually receives funds in Dollars in the account specified in, or pursuant to, Section 2.09(a) .

     (c) The Borrower shall indemnify IFC against any losses resulting from a payment being received or an order or judgment being given under this Agreement in any currency other than Dollars or any place other than the account specified in, or pursuant to, Section 2.09(a) . The Borrower shall, as a separate obligation, pay such additional amount as is necessary to enable IFC to receive, after conversion to Dollars at a market rate and transfer to that account, the full amount due to IFC under this Agreement in Dollars and in the account specified in, or pursuant to, Section 2.09(a) .

     (d) Notwithstanding the provisions of Section 2.09(a) and Section 2.09(b), IFC may require the Borrower to pay (or reimburse IFC) for any Taxes, fees, costs, expenses and other amounts payable under Section 2.14(a) (Taxes) and Section 2.15 (Expenses) in the currency in which they are payable, if other than Dollars.

     Section 2.10. Allocation of Partial Payments. If at any time IFC receives less than the full amount then due and payable to it under this Agreement, IFC may allocate and apply the amount received in any way or manner and for such purpose or purposes under this Agreement as IFC in its sole discretion determines, notwithstanding any instruction that the Borrower may give to the contrary.

     Section 2.11. C Loan Mandatory Costs Rate. On each Interest Payment Date, the Borrower shall pay, in addition to interest, the amount which IFC from time to time notifies to the Borrower in a C Loan Mandatory Costs Rate Certificate as being the aggregate C Loan Mandatory Costs Rate of IFC accrued and unpaid prior to that Interest Payment Date.

     Section 2.12. Unwinding Costs. (a) If IFC incurs any cost, expense or loss as a result of the Borrower:

(i)	failing to borrow in accordance with a request for Disbursement made pursuant to Section 2.02 (Disbursement Procedure), or to prepay in accordance with a notice of prepayment; or

(ii)	prepaying all or any portion of the C Loan on a date other than a C Loan Interest Payment Date;

then the Borrower shall immediately pay to IFC the amount which IFC from time to time notifies to the Borrower as being the amount of those costs, expenses and losses incurred.

     (b) For the purposes of this Section, "costs, expenses or losses" include any premium, penalty or expense incurred to liquidate or obtain third party deposits or borrowings in order to make, maintain or fund all or any part of the C Loan.

     Section 2.13. Suspension or Cancellation by IFC. IFC may, by notice to the Borrower, suspend the right of the Borrower to Disbursements or cancel the undisbursed portion of the C Loan in whole or in part, on or after May 30, 2008.

     Section 2.14. Taxes. (a) The Borrower shall pay or cause to be paid all Taxes other than taxes, if any, payable on the overall income of IFC on or in connection with the payment of any and all amounts due under this Agreement that are now or in the future levied or imposed by any Authority of the Country or by any organization of which the Country is a member or any jurisdiction through or out of which a payment is made.

     (b) All payments of principal, interest, fees and other amounts due under this Agreement shall be made without deduction for or on account of any Taxes.

     (c) If the Borrower is prevented by operation of law or otherwise from making or causing to be made those payments without deduction, the principal or (as the case may be) interest, fees or other amounts due under this Agreement shall be increased to such amount as may be necessary so that IFC receives the full amount it would have received (taking into account any Taxes payable on amounts payable by the Borrower under this subsection) had those payments been made without that deduction.

     (d) If Section 2.14(c) applies and IFC so requests, the Borrower shall deliver to IFC official tax receipts evidencing payment (or certified copies of them) within thirty (30) days of the date of that request.

[CONFIDENTIAL]

[CONFIDENTIAL]

[CONFIDENTIAL]

ARTICLE III

Representations and Warranties

     Section 3.01. Representations and Warranties. The provisions of Clause 9 (Representations and Warranties) of the Common Terms Agreement are incorporated into this Agreement, mutatis mutandis, and for the avoidance of doubt, when incorporated by reference herein, references in such Sections to "this Agreement" shall be interpreted to mean this Agreement.

ARTICLE IV

Conditions of Disbursement

     Section 4.01. Conditions of first Disbursement . The obligation of IFC to make the first Disbursement is subject to IFC receiving evidence satisfactory to IFC (including copies of any relevant documents) of the fulfillment prior to or concurrently with the making of that first Disbursement of the conditions set out in Clause 8 of the Common Terms Agreement and of the following additional conditions:

     (a) IFC has received the ESAP, in form and substance satisfactory to IFC, acting reasonably;

     (b) the Borrower and IFC have agreed on the form of the Annual Monitoring Report;

     (c) IFC has received the fees specified in Section 2.08 (Fees) required to be paid on or before the date of the first Disbursement; and;

     (d) if IFC so requires, IFC has received the reimbursement of all invoiced fees and expenses of IFC's counsel as provided in Section 2.16(b)(ii) or confirmation that those fees and expenses have been paid directly to that counsel.

[CONFIDENTIAL]

ARTICLE V

Particular Covenants

     Section 5.01. General Undertakings. (a) The Borrower shall comply with each of the covenants set forth in Clause 6 of the Common Terms Agreement, mutatis mutandis;

     (b) if IFC notifies the Borrower that it wishes to exercise the Warrants, the Borrower shall deliver to IFC a Disbursement request for the undisbursed portion of the C Loan, as provided in Section 2.02 (C Loan Disbursement Procedure), no later than five (5) days after IFC's notice, and proposing the Disbursement to occur no later than fifteen (15) days after the Disbursement request;

     (c) the Borrower shall not disburse the Senior Loan to be made under the Tranche A Loan Agreement if for any reason the first Disbursement of the C Loan has not been made or will not be made simultaneously with the disbursement of such Senior Loan, unless the Borrower has made arrangements, satisfactory to IFC, to ensure that IFC will not have any commitment to fund any part of such Senior Loan, unless IFC consents otherwise.

[CONFIDENTIAL]

[CONFIDENTIAL]

     Section 5.03. Reporting Requirements and Insurance. Each of the reporting requirements set out in Clause 10 of the Common Terms Agreement are incorporated to this Agreement. In addition, unless the IFC otherwise agrees, the Borrower shall:

     (a) as soon as available but in any event within forty five (45) days after the end of every quarter of each Financial Year, deliver to IFC:

(i)

two (2) copies of the Borrower's complete financial statements for such quarter prepared, on an unconsolidated basis and on a consolidated basis, in accordance with the GAAP, as set out in Clause 1.6 of the Common Terms Agreement, certified by the chief financial officer or financial manager of the Borrower; and

(ii)

an operations report, signed by the Borrower's chief operating officer or operations manager, describing its operating cost structure and operating performance; any material factors which have affected the Borrower's operating or financial performance in such quarter, including production results (both as to level of recovery and grade of metal), sales results by value and volume, operating and financial costs, profit margin, capacity utilization and capital expenditure.

     (b) as soon as available but in any event within ninety (90) days after the end of each Financial Year, deliver to IFC two (2) copies of its complete and audited financial statements for that Financial Year (beginning on December 2008 or in the Borrower's first year of operations, whichever is earlier), which are consistent with its books of account and prepared, on an unconsolidated basis and consolidated Basis, in accordance with the GAAP, as set out in Clause 1.6 of the Common Terms Agreement, together with the Auditors' audit report on them, all in form satisfactory to IFC.

     (c) within ninety (90) days after the end of each Fiscal Year starting with Fiscal Year 2006, deliver to IFC an Annual Monitoring Report confirming compliance with the applicable national and local requirements, the World Bank Environmental and Social Requirements, the Environmental Action and Social Plan, as the case may be, detailing any non-compliance together with the action being taken to ensure compliance (IFC reserves the right to modify the format of the Annual Monitoring Report to ensure proper communication or performance by the Borrower); and

     (d) promptly provide to IFC such other information as IFC from time to time requests about the Borrower, its assets and the Kupol Project.

ARTICLE VI

Events of Default

     Section 6.01. Remedies. (a) if any Event of Default occurs and is continuing (whether it is voluntary or involuntary, or results from operation of law or otherwise) prior to the full repayment of the Senior Loans, IFC may not accelerate the C Loan unless the Senior Loans have been accelerated in accordance with the Common terms Agreement. In the event of such acceleration by IFC, any payment to IFC shall be made subject to, and in accordance with, Clause 16 of the Common Terms Agreement.

     (b) Following the earlier of (i) the Senior Obligations Discharge Date or (ii) such date as the Senior Loans are accelerated in accordance with Clause 13.2 or Clause 13.3 of the Common Terms Agreement, if any Event of Default occurs and is continuing (whether it is voluntary or involuntary, or results from operation of law or otherwise), IFC may, by notice to the Borrower, require the Borrower to repay the C Loan or such part of the C Loan as is specified in that notice. On receipt of any such notice, the Borrower shall immediately repay the C Loan (or that part of the C Loan specified in that notice) and pay all interest accrued on it, and any other amounts then payable under this Agreement. The Borrower waives any right it might have to further notice, presentment, demand or protest with respect to that demand for immediate payment.

     Section 6.02. Events of Default. It shall be an Event of Default if any Event of Default as defined in the Common Terms Agreement and set out in Clause 13 of the Common Terms Agreement occurs.

ARTICLE VII

Miscellaneous

     Section 7.01. Saving of Rights and Other Provisions. The provisions of Clauses 18.1, 18.2, 18.4, 18.5, 18.6, 18.7, 18.8, 18.13, 18.15, 18.16. 18.17 and 18.18 of the Common Terms Agreement shall apply, mutatis mutandis, to this Agreement, and for the avoidance of doubt, when incorporated by reference herein, references in such Clauses to "this Agreement" shall be interpreted to mean this Agreement.

Section 7.02. Applicable Law and Jurisdiction.

     (a) This Agreement is governed by and shall be construed in accordance with the laws of England.

     (b) The provisions of Clause 18.14 of the Common Terms Agreement are incorporated into this Agreement, mutatis mutandis, and for the avoidance of doubt, when incorporated by reference herein, references in such Clauses to "this Agreement" shall be interpreted to mean this Agreement.

     Section 7.03. Counterparts. This Agreement may be executed in several counterparts, each of which is an original, but all of which together constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed in their respective names as of the date first above written.

CLOSED JOINT-STOCK COMPANY "CHUKOTKA MINING AND GEOLOGICAL COMPANY"

By :	/s/ Signed
Name:
Title :

INTERNATIONAL FINANCE CORPORATION

By :	/s/ Signed
Name:
Title :

SCHEDULE 1

[CONFIDENTIAL]

[Borrower's Letterhead]

[Date]

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
United States of America

Attention: [Director, ____________ Department]

Ladies and Gentlemen:

Investment No. ____
Request for Loan Disbursement No. [ ]*

[CONFIDENTIAL]

SCHEDULE 1

[CONFIDENTIAL]

Yours truly,
[NAME OF BORROWER]

By _________________________
Authorized Representative

Copy to:	Manager, Financial Operations Unit
International Finance Corporation

SCHEDULE 2

FORM OF C LOAN DISBURSEMENT RECEIPT

(See Section 2.02 of the C Loan Agreement)

[Borrower's Letterhead]

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
United States of America

Attention: Manager, Financial Operations Unit

Ladies and Gentlemen:

Investment No. ____
Disbursement Receipt No. [ ]*(Loan)

[CONFIDENTIAL]

Yours truly,
[NAME OF BORROWER]

By ________________________
Authorized Representative***

*	To correspond with number of the Disbursement request. See Schedule 2.

***	As named in the Borrower's Certificate of Incumbency and Authority (see Schedule [ ]).